EXHIBIT 99.1

                                     [LOGO]
                                PUBLICIS GROUPE


                    Consolidated interim financial statements
                            (for the six months ended
                                 June 30, 2005)

                             ----------------------

CONSOLIDATED INCOME STATEMENT
--------------------------------------------------------------------------------
              MILLIONS OF EUROS                       SIX       SIX
                                                    MONTHS     MONTHS     YEAR
                                                     ENDED      ENDED     ENDED
                                                    JUNE 30,   JUNE 30, DEC. 31,
                                                      2005       2004      2004
--------------------------------------------------------------------------------
REVENUES                                            1 932      1 847      3 832

Personnel expenses                           4     (1 178)    (1 113)    (2 271)

Other operating expenses                         (412)      (417)      (862)

OPERATING INCOME BEFORE DEPRECIATION AND          342        317        699
AMORTIZATION

Depreciation and amortization expense        5    (54)       (59)      (119)
(excluding intangibles arising on
acquisition)

OPERATING INCOME BEFORE AMORTIZATION OF           288        258        580
INTANGIBLES ON ACQUISITION AND IMPAIRMENT

Amortization of intangibles arising on       5    (11)       (15)       (29)
acquisition

Impairment                                          -         (3)      (215)

Non current income (expense)                 6    (26)         3        (10)

OPERATING INCOME                                  251        243        326

Cost of net financial debt                   7    (41)       (73)      (108)

Other financial income (expense)             7     (4)        (9)        (6)

INCOME OF CONSOLIDATED COMPANIES BEFORE
TAXES                                             206        161        212

Income taxes                                 8    (68)       (60)      (112)

Net change in deferred taxes related to the         -          -        198
OBSA/CLN trans-actions and deferred tax
assets related to the conversion to IFRS

NET INCOME OF CONSOLIDATED COMPANIES              138        101        298

Equity in net income of non-consolidated     9      5          1          6
companies

NET INCOME BEFORE MINORITY INTERESTS              143        102        304

Minority interests                                (13)       (15)       (26)

GROUP NET INCOME                                  130         87        278
--------------------------------------------------------------------------------

PER SHARE DATA (IN EUROS)                   10

-----------------------------------------------------------------------------------------
NUMBER OF SHARES                                       210 541 236    210 502 742    210 535 541

Net earnings per share                                     0.62           0.41           1.32

Earnings per share before the after tax effect of
impairment and the after tax effect of capital             0.69           0.43           1.19
gain (loss) on the OBSA/CLN and Oceane 2018
transactions and deferred tax assets related to
the conversion to IFRS

NUMBER OF SHARES - DILUTED                             233 978 190    210 861 170    233 984 337

Net earnings per share - diluted                           0.61           0.41           1.29

Earnings per share before the after tax effect of
impairment and the after tax effect of capital             0.68           0.43           1.17
gain (loss) on the OBSA/CLN and Oceane 2018
transactions and deferred tax assets related to
the conversion to IFRS - diluted
-----------------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------
                                                         JUNE 30,    DECEMBER
              MILLIONS OF EUROS                            2005      31, 2004
--------------------------------------------------------------------------------
ASSETS

Goodwill,  net                                 11            2 787       2 623

Intangible assets, net                         11          777         740

Property and equipment, net                    12          607         610

Deferred tax assets                                        483         443

Investments accounted for by the equity         9           27          17
method

Other financial assets                         13          146         143

NON-CURRENT ASSETS                                           4 827       4 576

Inventory and costs billable to clients                    391         437

Accounts receivable                                          3 822       3 282

Other receivables and other current assets                 594         450

Cash and cash equivalents                      14            1 094       1 186

CURRENT ASSETS                                               5 901       5 355

Assets held for sale                            3           35           -

TOTAL ASSETS                                                10 763       9 931
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

Capital stock                                                78         78

Additional paid-in capital and retained
earnings                                                      1 816      1 654

SHAREHOLDERS' EQUITY                           15             1 894      1 732

Minority interests                                           27         31

TOTAL EQUITY                                                  1 921      1 763

Long term financial debt                       17             1 893      1 534

Deferred tax liabilities                                    290        296

Long term provisions                           16           596        537

NON-CURRENT LIABILITIES                                       2 779      2 367

Accounts payable                                              3 871      3 694

Short term financial debt                      17           189        273

Income taxes payable                                        255        206

Short term provisions                          16            90        106

Other creditors and other current liabilities                 1 642      1 522

CURRENT LIABILITIES                                           6 047      5 801

Liabilities directly associated with assets     3            16          -
held for sale

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                   10 763      9 931
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NET FINANCIAL DEBT                             17             1 014    660
--------------------------------------------------------------------------------

CONSOLIDATED CASH FLOW STATEMENT

--------------------------------------------------------------------------------------
                MILLIONS OF EUROS                    JUNE 30,    JUNE 30,   FULL YEAR
                                                       2005        2004        2004
--------------------------------------------------------------------------------------
I- CASH FLOWS FROM OPERATING ACTIVITIES

   Net income before minority interests                143         102         304

   Income taxes                                         68          60         (86)

   Cost of net financial debt                           41          73         108

   Capital gains (losses) on disposal (before tax)      26          (3)         10

   Depreciation, amortization and impairment on
   property and equipment and intangible assets         65          77         363

   Calculated income and expenses on stock              10          10          20
   options and similar items

   Other calculated income and expenses                  6           7          13

   Equity in net income of unconsolidated               (5)         (1)         (6)
   companies

   Dividends received from equity accounted              3           -           7
   investments

   Restructuring expenditure                           (18)        (50)        (79)

   Taxes paid                                          (92)        (74)       (114)

   Interest paid                                       (55)        (37)        (73)

   Interest received                                    19          31          46

   Change in working capital requirements             (481)       (159)        264

NET CASH PROVIDED BY (USED IN) OPERATING              (270)         36         777
ACTIVITIES

II- CASH FLOWS FROM INVESTING ACTIVITIES

   Purchases of property and equipment and             (34)        (62)       (104)
   intangible assets

   Proceeds from sale of property and equipment          3           3           3
   and intangible assets

   Purchases of investments and other financial         (2)        (19)        468
   assets, net

   Acquisitions of subsidiaries                        (35)        (81)       (124)

NET CASH FLOWS PROVIDED BY (USED IN) INVESTING         (68)       (159)        243
ACTIVITIES

III- CASH FLOWS FROM FINANCING ACTIVITIES
   Dividends paid to parent company shareholders       (55)        (47)        (47)
   Dividends paid to minority shareholders of          (13)        (10)        (23)
   subsidiaries
   Cash received on new borrowings                     767          20         455
   Reimbursements of borrowings                       (465)       (248)         (1 307)
   Net purchases of treasury stock                       8           -          (9)
   Buyback of equity warrants (BSA)                     (1)          -           -
NET CASH PROVIDED BY (USED IN) FINANCING               241        (285)       (931)
ACTIVITIES

IV- IMPACT OF EXCHANGE RATE VARIATIONS                  66          19         (39)

NET CHANGE IN CONSOLIDATED CASH FLOWS  (I + II +       (31)       (389)         50
III + IV)
--------------------------------------------------------------------------------------
   Cash and cash equivalents at January 1                1 186       1 415       1 415
   Bank overdrafts at January 1                       (172)       (451)       (451)
                                                      -----       -----       -----
   Net cash and cash equivalents at beginning of         1 014     964         964
   year

   Cash and cash equivalents at end of period            1 094       1 108       1 186
   Bank overdrafts at end of period                   (111)       (533)       (172)
                                                      -----       -----       -----
   Net cash and cash equivalents at end of period      983         575           1 014

NET CHANGE IN CASH AND CASH EQUIVALENTS                (31)       (389)         50
--------------------------------------------------------------------------------------

                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

------------------------------------------------------------------------------------------------------------------------------------
                 MILLIONS OF EUROS                                                        GAINS
                                                           ADDITIONAL     RESERVES         AND         SHARE-     MINORITY    TOTAL
NUMBER OF                                       SHARE       PAID-IN         AND           LOSSES       HOLDERS'   INTEREST    EQUITY
 SHARES                                        CAPITAL      CAPITAL       RETAINED      RECOGNIZED     EQUITY
                                                                          EARNINGS       THROUGH
                                                                                         EQUITY
------------------------------------------------------------------------------------------------------------------------------------
195 378 253  JANUARY 1, 2004  BEFORE           78              2 557      (862)            154             1 927     28       1 955
             DEDUCTION OF TREASURY STOCK
------------------------------------------------------------------------------------------------------------------------------------
(13 012 389) Deduction of treasury stock                                  (323)                         (323)              (323)
             existing at January 1 (A)
------------------------------------------------------------------------------------------------------------------------------------
182 365 864  JANUARY 1, 2004  AFTER            78              2 557        (1 185)        154             1 604     28       1 632
             DEDUCTION OF TREASURY STOCK
------------------------------------------------------------------------------------------------------------------------------------
             Change in value of                                                             (9)           (9)                (9)
             available for sale assets (1)

             Change in cumulative                                                         (110)         (110)        (1)   (111)
             translation adjustment
------------------------------------------------------------------------------------------------------------------------------------
             GAINS AND LOSSES RECOGNIZED                       -             -            (119)         (119)        (1)   (120)
             THROUGH EQUITY
------------------------------------------------------------------------------------------------------------------------------------
             Net income for the year                                       278                           278         26     304

     92 808  Increase in capital of             -              -           -              -                -          -       -

             Publicis Groupe SA
             Dividends paid                                  (20)          (27)                          (47)       (23)    (70)
             Release of Saatchi &                                            2                             2                  2
             Saatchi provisions
             Release of Italian bonds                                        3                             3                  3
             provisions

             Share based remuneration                                       20                            20                 20

             Effect of acquisitions and                                                                               1       1
             commitments to purchase
             minority interests
------------------------------------------------------------------------------------------------------------------------------------
195 471 061  31 DECEMBER, 2004 BEFORE          78              2 537      (586)             35             2 064     31       2 095
             DEDUCTION OF TREASURY STOCK
------------------------------------------------------------------------------------------------------------------------------------
   (367 000) Purchases/sales of treasury                                    (9)                           (9)                (9)
             stock (B)
------------------------------------------------------------------------------------------------------------------------------------
(13 382 843) Deduction of treasury stock                                  (332)                         (332)              (332)
             existing at December 31,
             2004 (C=A+B)
------------------------------------------------------------------------------------------------------------------------------------
182 088 218  31 DECEMBER, 2004 AFTER           78              2 537      (918)             35             1 732     31       1 763
             DEDUCTION OF TREASURY STOCK
------------------------------------------------------------------------------------------------------------------------------------
             Change in value of                                                             (5)           (5)                (5)
             available for sale assets (1)

             Hedge on net investment                                                        10            10                 10

             Change in cumulative                                                           74            74          4      78
             translation adjustment
------------------------------------------------------------------------------------------------------------------------------------
             GAINS AND LOSSES RECOGNIZED                                                    79             79         4      83
             THROUGH EQUITY
------------------------------------------------------------------------------------------------------------------------------------
             Net income for the year                                       130                           130         13     143

      9 880  Increase in capital of
             Publicis Groupe SA

             Dividends paid                                                (55)                          (55)       (13)    (68)

             Share based remuneration                                       10                            10                 10
             Partial early redemption of                                    (9)                           (9)                (9)
             the 2018 Oceane (option
             component)

             Buyback of equity warrants (BSA)                               (1)                           (1)                (1)

             Effect of acquisitions and                                                                              (8)     (8)
             commitments to purchase
             minority interests
-----------------------------------------------------------------------------------------------------------------------------------
195 480 941  JUNE 30, 2005 BEFORE              78              2 537      (511)            114             2 218     27       2 245
             DEDUCTION OF TREASURY STOCK
------------------------------------------------------------------------------------------------------------------------------------
    292 834  Purchases/sales of treasury                                     8                             8                  8
             stock (D)
------------------------------------------------------------------------------------------------------------------------------------
(13 090 009) Deduction of treasury stock                                  (324)                         (324)              (324)
             existing at June 30,  2005
             (E=C+D)
------------------------------------------------------------------------------------------------------------------------------------
182 390 932  JUNE 30, 2005 AFTER               78              2 537      (835)            114             1 894     27       1 921
             DEDUCTION OF TREASURY STOCK
------------------------------------------------------------------------------------------------------------------------------------


(1)     AMOUNTS NET OF TAX

--------------------------------------------------------------------------------

           MILLIONS OF EUROS              JUNE 30,      DECEMBER     JANUARY 1,
                                            2005        31, 2004       2004
--------------------------------------------------------------------------------
Revaluation of property                     105            105          105

Change in value of available for sale        35             40           49
assets

Hedge on net investment                      10              -            -

Cumulative translation adjustment           (36)          (110)           -
--------------------------------------------------------------------------------
TOTAL GAINS AND LOSSES RECOGNIZED           114             35          154
THROUGH EQUITY
--------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.  ACCOUNTING POLICIES

In application of European regulation N(degree) 1606/2002 pertaining to international standards, issued on July 19, 2002, the consolidated financial statements for the 2005 financial year will be prepared in accordance with IAS /IFRS international standards applicable at December 31, 2005 as approved by the European Union.

In accordance with the option provided in the AMF (the French Financial Markets Authority) recommendation concerning financial reporting during the transition period, Publicis has prepared its financial statements at June 30, 2005 in conformity with CNC (the French National Accounting Committee) recommendation R99-01 concerning interim financial statements while, however, using the recognition and measurement bases required under IAS/IFRS international standards applicable at December 31, 2005.

Publicis has published the accounting policies applicable under IFRS, as well as the effects of first time application of IFRS at January 1, 2004 and December 31, 2004, in a document entitled "Conversion to IFRS standards - year ended December 31, 2004".

The June 30, 2005 IFRS financial  information has been prepared on the basis of:

     - IFRS standards and interpretations applicable at December 31, 2005 as known to date (no IASB standard and/or IFRIC interpretation not yet adopted by the European Union at June 30, 2005 would have had an impact on the financial statements at June 30, 2005),

     - Of Publicis' current view of the likely resolution of technical questions and drafts in the course of being examined by the IASB and the IFRIC to the extent that such items could be applicable at the time of publication of the 2005 financial statements (this only involves the treatment of buyout commitments to minority shareholders),

     -    Of options retained and exemptions used, which are those that Publicis
          will  apply,   in  all   likelihood,   in  preparing  its  first  IFRS
          consolidated financial statements for 2005.

As a result, the comparative financial information that will be disclosed in the consolidated financial statements at December 31, 2005 and June 30, 2006 could be different from the financial statements presented herein.

The accounting policies applied at June 30, 2005 are identical to those described and applied in the document entitled "Conversion to IFRS standards - year ended December 31, 2004".

2. EFFECTS OF APPLICATION OF IFRS ON THE INCOME STATEMENT FOR THE FIRST HALF OF 2004

2.1. FINANCIAL IMPACT OF APPLICATION OF IFRS ON THE INCOME STATEMENT FOR THE FIRST HALF OF 2004


IMPACT OF APPLICATION OF IFRS STANDARDS ON THE INCOME STATEMENT FOR THE FIRST HALF OF 2004

------------------------------------------------------------------------------------------------------------------------------------
            MILLIONS OF EUROS                 FRENCH                     IFRS                       IFRS                JUNE 30,2004
                                             STANDARDS             RECLASSIFICATIONS             ADJUSTMENTS                 IFRS
------------------------------------------------------------------------------------------------------------------------------------

REVENUES                                           1 847                                                                      1 847

Personnel expenses                                (1 078)                (25)                       (10)                     (1 113)

Other operating expenses                        (445)                     28                                               (417)

OPERATING INCOME BEFORE DEPRECIATION AND         324                       3                        (10)                    317
AMORTIZATION

Depreciation and amortization expense            (58)                                                (1)                    (59)
(excluding intangibles arising on
acquisition)

OPERATING INCOME BEFORE AMORTIZATION OF          266                       3                        (11)                    258
INTANGIBLES ON ACQUISITION AND IMPAIRMENT

Amortization of intangibles arising on           (15)                                                                       (15)
acquisition

Impairment                                                                (3)                         -                      (3)

Non current income (expense)                                               3                                                  3

OPERATING INCOME                                 251                       3                        (11)                    243

Net financial costs                              (34)                     34                          -                       -

Cost of net financial debt                         -                     (28)                       (45)                    (73)

Other financial income (expense)                   -                      (9)                                                (9)

INCOME OF CONSOLIDATED  COMPANIES  BEFORE        217                       -                        (56)                    161
TAXES

Exceptional items                                  3                      (3)                                                 -

Income taxes                                     (76)                                                16                     (60)

NET INCOME OF CONSOLIDATED COMPANIES             144                      (3)                       (40)                    101

Equity in net income of non-consolidated           1                                                                         1
companies

Goodwill amortization                            (50)                      3                         47                       -

NET INCOME BEFORE MINORITY INTERESTS              95                       -                          7                     102

Minority interests                               (15)                                                                       (15)

GROUP NET INCOME                                  80                       -                          7                      87
------------------------------------------------------------------------------------------------------------------------------------




PER SHARE DATA (IN EUROS)

-----------------------------------------------------------------------------------------------------------------------------------
NUMBER OF SHARES - BASIC                    182 377 742                                                                 210 502 742

                                               0.44                                                                          0.41
Earnings per share

NUMBER OF SHARES - DILUTED                  251 646 620                                                                 210 861 170

Earnings per share - diluted                   0.39                                                                          0.41
-----------------------------------------------------------------------------------------------------------------------------------

DETAILS OF IMPACT OF IFRS ADJUSTMENTS ON THE INCOME STATEMENT FOR THE FIRST HALF OF 2004


----------------------------------------------------------------------------------------------
                                        FINANCING    STOCK    GOODWILL    OTHER      TOTAL
           MILLIONS OF EUROS            INSTRUMENTS OPTIONS AMORTIZATION           ADJUSTMENTS
                                                                                    JUNE 30,
                                                                                    2004
----------------------------------------------------------------------------------------------

REVENUES

Personnel expenses                                    (10)                            (10)

Other operating expenses

OPERATING INCOME BEFORE DEPRECIATION                  (10)                            (10)
AND AMORTIZATION
Depreciation and amortization expense
(excluding intangibles arising on                                           (1)        (1)
acquisition)

OPERATING INCOME BEFORE AMORTIZATION                  (10)                  (1)       (11)
OF INTANGIBLES ON ACQUISITION AND
IMPAIRMENT

Amortization of intangibles arising on
acquisition

Impairment

Non current income (expense)

OPERATING INCOME                                      (10)                  (1)       (11)

Cost of net financial debt                 (45)                                       (45)

Other financial income (expense)             -          -          -         -          -

INCOME OF CONSOLIDATED COMPANIES           (45)       (10)                  (1)       (56)
BEFORE TAXES

Income taxes                                16                                         16

NET INCOME OF CONSOLIDATED COMPANIES       (29)       (10)                  (1)       (40)

Equity in net income of
non-consolidated companies

Goodwill amortization                                             47                   47

NET INCOME BEFORE MINORITY INTERESTS       (29)       (10)        47        (1)         7

Minority interests

GROUP NET INCOME                           (29)       (10)        47        (1)         7
----------------------------------------------------------------------------------------------


SEE NOTE 2.3                                A          B          C         D


2.2  NATURE OF RECLASSIFICATIONS

The reclassifications are mainly generated by the new presentation of the Group's financial statements.

- PRESENTATION OF THE CONSOLIDATED INCOME STATEMENT

On transition to IFRS, the Publicis Group has modified the presentation of its consolidated income statement. In particular, items previously presented in exceptional items have been reclassified within operating income and the net effect of unwinding of discounting on pension commitments is presented in other financial income (expense) for an amount of (euro)3 millions. Furthermore, in order to better reflect the substance of transactions, expenses related to interim personnel and freelances whose contracts do not exceed 90 days were reclassified from the "other operating expenses" caption to the "personnel expenses" caption for an amount of (euro)28 millions.

- PRESENTATION OF THE CONSOLIDATED CASH FLOW STATEMENT

In accordance with IAS 7, the amount of interest paid and the amount of taxes paid have been shown separately.

2.3  NATURE OF ADJUSTMENTS

A)  FINANCING INSTRUMENTS

TREATMENT OF BONDS WITH CONVERSION OPTIONS AND BONDS REIMBURSABLE IN SHARES

In the case of bonds convertible into shares (OCEANEs), bonds reimbursable in shares (ORANEs) and bonds with detachable equity warrants (OBSAs), the hybrid financial instrument is broken down into a debt component and an equity component as of the date of initial recognition.

Finance expenses on these hybrid instruments are calculated on the basis of the effective interest rate, which takes into account the interest rate that would have been obtained on a standard bond (without a conversion option) issued by the company at the same date, as well as all issue costs and any discounts or redemption premiums.

The before tax impact of the additional finance expense in the first half of 2004 is broken down as follows:

--------------------------------------------------------------------------
                          DISCOUNT RATE USED
MILLIONS OF EUROS         FOR CALCULATION OF     ADDITIONAL FINANCE
                             THE DEBT                 EXPENSE
                          (MARKET RATE ON          JUNE 30, 2004
                                ISSUE)
--------------------------------------------------------------------------
OBSA                            8.5%                     5(1)
OCEANE 2018                     7.37%                   15
OCEANE 2008                     6.61%                   15
ORANEs                          8.5%                    (2)
--------------------------------------------------------------------------
TOTAL                                                   33
--------------------------------------------------------------------------

(1) RESTATEMENT OF THE REVERSAL THROUGH THE INCOME STATEMENT OF THE DETACHABLE EQUITY WARRANTS RECOGNIZED UNDER FRENCH GAAP.

The after tax impact is (euro)21 millions.

TREATMENT OF CREDIT LINKED NOTES

The consolidation of the entity which issued the CLNs, effective under French standards as of January 1, 2004, did not involve taking account of the related derivatives (an asset swap and a credit default swap). Under IFRS standards, the asset swap and the credit default swap are recognized in the balance sheet at their fair value. Changes in fair value are taken to the income statement.
The unfavorable  variance in fair value at June 30, 2004 generated an expense of
(euro)12 millions before tax and (euro)8 millions after tax.

B)  PUBLICIS STOCK OPTIONS

Recognition of the fair value of options granted in expenses over the vesting period increases personnel expenses with the double entry being recognized through equity.

The impact on the income statement at June 30, 2004 is an expense of (euro)10 millions.

C)  GOODWILL AMORTIZATION

Under IFRS,  goodwill is no longer amortized but is subject to annual impairment
tests.  The  effect  of  cancellation  of  goodwill   amortization,   previously
recognized under French standards, increases net income by (euro)47 millions.

D)  OTHER

This category is principally comprised of additional depreciation following the revaluation of the building at 133, avenue des Champs-Elysees in Paris and of the effect of lengthening useful lives over which other property and equipment is depreciated.

3. CHANGES IN THE SCOPE OF CONSOLIDATION

No material acquisition was made in the first half of 2005. The overall impact of acquisitions made since June 30, 2004 (CLT, Thomson Murray, United Campaigns Russia) represents 0.7% of consolidated revenues and 0.8% of Net income before minority interest.

All disposals and discontinued activities, taken together, represent (0.3) % of consolidated revenues.

In addition, in May 2005 the Publicis Group announced that it had signed an agreement with JCDecaux SA concerning the reorganization of its portfolio of investments. This agreement covers the following transactions:

- In France,
     o Sale to JCDecaux of the 50% shareholding held by Medias & Regies Europe in Sopact,
     o Sale to JCDecaux of 33% of the shareholding in the Metrobus group held by Medias & Regies Europe

- In the Netherlands,
     o Sale to JCDecaux of the 50% shareholding held by Medias & Regies Europe in both JCDecaux Nederland BV and VKM.

On completion of these transactions, JCDecaux will hold 100% of SOPACT, JCDecaux Nederland BV and VKM.

The total consideration for the above transactions is (euro)110 millions. Signature of the definitive agreements should take place before December 31, 2005.

In the light of these circumstances, all account balances of JCDecaux Nederland BV and VKM were included in single captions in assets and liabilities. These balances are comprised of the following components:


----------------------------------------------------
           MILLIONS OF EUROS               JUNE 30,
                                             2005
----------------------------------------------------
Property and equipment, net                   21
Inventory and costs billable to clients        4
Accounts receivable                            5
Other receivables and other current            2
assets
Cash and cash equivalents                      3
----------------------------------------------------
ASSETS HELD FOR SALE                          35
----------------------------------------------------
Deferred tax liabilities                       4
Provisions                                     5
Accounts payable                               3
Other creditors and other current              4
liabilities
----------------------------------------------------
LIABILITIES DIRECTLY ASSOCIATED WITH
ASSETS HELD FOR SALE                          16
----------------------------------------------------

4. PERSONNEL EXPENSES AND HEADCOUNT


Personnel expenses include salaries, commissions, bonuses, employee profit sharing and holiday pay as well as expenses related to stock option plans.


------------------------------------------------------------------
           MILLIONS OF EUROS              JUNE 30,     JUNE 30,
                                            2005         2004
------------------------------------------------------------------
Salary expense                                941          884

Social security expense                       154          147

Post-employment benefits                       32           31

Stock option expense                           10           10

Temporaries and freelances                     41           41
------------------------------------------------------------------
TOTAL                                           1 178        1 113
------------------------------------------------------------------


Breakdown of headcount


------------------------------------------------------------------
                                     JUNE 30,  DECEMBER    JUNE 30,
                                      2005      31, 2004     2004
------------------------------------------------------------------
BY GEOGRAPHICAL ZONE:

-     Europe                         14 429      14 151     13 898

-     North America                  11 484      11 308     11 117

-     Rest of World                  11 574      10 925     10 681
------------------------------------------------------------------
TOTAL                                37 487      36 384     35 696
------------------------------------------------------------------

5. DEPRECIATION, AMORTIZATION AND IMPAIRMENT

-----------------------------------------------------------------------
              MILLIONS OF EUROS                 JUNE 30,    JUNE 30,
                                                  2005        2004
-----------------------------------------------------------------------

Amortization expense on other intangible            (8)         (3)
assets (excluding intangibles arising on
acquisition)
Depreciation of property and equipment             (46)        (56)
                                                   ---         ---

DEPRECIATION AND AMORTIZATION EXPENSE
(EXCLUDING INTANGIBLES ARISING ON                  (54)        (59)
ACQUISITION)

AMORTIZATION OF INTANGIBLES ARISING ON             (11)        (15)
ACQUISITION

Impairment of intangibles arising on                 -           -
acquisition
                                                   ---         ---

Impairment of goodwill                               -          (3)

IMPAIRMENT                                           -          (3)
-----------------------------------------------------------------------
TOTAL DEPRECIATION, AMORTIZATION AND               (65)        (77)
IMPAIRMENT
-----------------------------------------------------------------------


6. NON-CURRENT INCOME (EXPENSE)

------------------------------------------------------------------------
              MILLIONS OF EUROS                 JUNE 30,     JUNE 30,
                                                  2005         2004
------------------------------------------------------------------------

Capital loss on redemption of 62.36% of the        (22)          -
Oceane 2018

Capital gain (loss) on disposal of assets           (4)          3
------------------------------------------------------------------------
NON-CURRENT INCOME (EXPENSE)                       (26)          3
------------------------------------------------------------------------

7. FINANCIAL INCOME (EXPENSE)

------------------------------------------------------------------------
              MILLIONS OF EUROS                  JUNE 30,    JUNE 30,
                                                   2005        2004
------------------------------------------------------------------------
Interest expense on loans and bank overdrafts      (55)         (81)

Interest expense on capital leases                  (5)          (5)

Fair value adjustment on the Credit Default          -          (12)

Swap/Asset Swap (CLN)

Financial income on cash and cash equivalents       19           25
------------------------------------------------------------------------
COST OF NET FINANCIAL DEBT                         (41)         (73)
------------------------------------------------------------------------
Foreign currency gains (losses), net                 0          (21)

Change in fair value of derivatives                  1           18

Financial expense on unwinding of discounts         (3)          (4)
on long-term property provisions (at a rate of 5%)

Financial expense, net of return on plan            (3)          (3)
assets, on unwinding of discount on pension provisions

Dividends received                                   1            1
------------------------------------------------------------------------
OTHER FINANCIAL INCOME (EXPENSE)                    (4)          (9)
------------------------------------------------------------------------
TOTAL FINANCIAL INCOME (EXPENSE), NET              (45)         (82)
------------------------------------------------------------------------

8.    INCOME TAXES



The effective tax rate is 33% for the first half of 2005, in line with the rate derived from the most recent forecasts for the full 2005 year prepared for the entire Group, as against 36.6% in the first half of 2004 and 36% for 2004 as a whole.


9. INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD


Investments  accounted  for by the equity  method at June 30,  2005  amounted to
(euro)27 millions (as against (euro)17 millions at December 31, 2004).

Changes in this account caption in the first half of 2005 were as follows:

-------------------------------------------------------
            MILLIONS OF EUROS               BALANCE
                                          SHEET VALUE
-------------------------------------------------------
-------------------------------------------------------
AS AT DECEMBER 31, 2004                         17
Acquisitions                                     8
Disposals                                        -
Group share of earnings of equity                5
accounted investments
Dividends paid                                  (3)
Effect of translation and other                  -
-------------------------------------------------------
AS AT JUNE 30, 2005                             27
-------------------------------------------------------



10. EARNINGS PER SHARE AND DILUTED EARNINGS PER SHARE

Earnings per share is calculated by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period, including the effect of redemption of ORANEs in shares, as ORANEs are contractually reimbursable in ordinary shares as from their date of issue.


Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders, after cancellation of interest on bonds with a dilutive effect on EPS which are reimbursable in, or convertible into, ordinary shares, by the weighted average number of ordinary shares in issue during the period adjusted by the effect of dilutive options, dilutive equity warrants and the conversion of dilutive bonds convertible into ordinary shares (OCEANEs).

EARNINGS PER SHARE AND DILUTED EARNINGS PER SHARE

------------------------------------------------------------------------------------------
                                                              JUNE 30,          JUNE 30,
                                                                2005             2004
------------------------------------------------------------------------------------------
NET INCOME RETAINED FOR THE CALCULATION OF EARNINGS
PER SHARE (M(EURO))

Net income                                              A          130                  87

IMPACT OF DILUTIVE INSTRUMENTS:

- savings in financial expenses related to the                      12                   0
conversion of debt instruments (1)
                                                           -------------------------------
Net income - diluted                                    B          142                  87
------------------------------------------------------------------------------------------
NUMBER OF SHARES RETAINED FOR THE CALCULATION OF
EARNINGS PER SHARE

Average number of shares in issue                          182 416 236         182 377 742

Shares to be issued to redeem the ORANEs                    28 125 000          28 125 000
                                                           -------------------------------
                                                           210 541 236         210 502 742
Average number of shares retained for the calculation   C

IMPACT OF DILUTIVE INSTRUMENTS: (2)

- Effect of exercise of dilutive stock options                 264 541             358 428

- Shares resulting from the conversion of the 2008          23 172 413                   0
OCEANEs
                                                           -------------------------------
Number of shares - diluted                              D   233 978 190       210 861 170
------------------------------------------------------------------------------------------
EARNINGS PER SHARE                                     A/C      0.62            0.41

DILUTED EARNINGS PER SHARE                             B/D      0.61            0.41
------------------------------------------------------------------------------------------

(1) ONLY THE 2008 OCEANES ARE TAKEN INTO ACCOUNT FOR THE CALCULATION OF EARNINGS PER SHARE AS THE 2018 OCEANES HAVE A RELUTIVE EFFECT ON EPS.

(2) EQUITY WARRANTS AND STOCK OPTIONS WHOSE EXERCISE PRICE IS GREATER THAN THE AVERAGE SHARE PRICE FOR H1, AS WELL AS THE 2018 OCEANES, ARE NOT TAKEN INTO ACCOUNT IN THE CALCULATION OF DILUTED EARNINGS PER SHARE (AS ALL ARE ANTI-DILUTIVE INSTRUMENTS).

EARNINGS PER SHARE BEFORE THE AFTER TAX EFFECT OF IMPAIRMENT AND THE AFTER TAX EFFECT OF CAPITAL GAIN (LOSS) ON THE OBSA/CLN(1) AND OCEANE 2018 TRANSACTIONS AND DEFERRED TAX ASSETS RELATED TO THE CONVERSION TO IFRS(1)

---------------------------------------------------------------------------------------------------
                                                                 JUNE 30,              JUNE 30,
                                                                  2005                  2004
---------------------------------------------------------------------------------------------------
NET INCOME RETAINED FOR THE CALCULATION (M(EURO))

Net income                                                         130                  87

ITEMS EXCLUDED :

- after tax effect of the capital loss on the Oceane                16                   0
2018 redemption

- after tax effect of impairment                                     0                   3
                                                           ----------------------------------------
Adjusted net income                                     E          146                  90

IMPACT OF DILUTIVE INSTRUMENTS:

- savings in financial expenses related to the                      12                   0
conversion of debt instruments
                                                           ----------------------------------------
Net income - diluted                                    F          158                  90
---------------------------------------------------------------------------------------------------
NUMBER OF SHARES RETAINED FOR THE CALCULATION

Average number of shares in issue                          182 416 236         182 377 742

Shares to be issued to redeem the ORANEs
OCEANES                                                     28 125 000          28 125 000
                                                           ----------------------------------------
Average number of shares retained for the calculation   C
                                                           210 541 236         210 502 742
IMPACT OF DILUTIVE INSTRUMENTS:

- Effect of exercise of dilutive stock options                 264 541             358 428

- Shares resulting from the conversion of the 2008
OCEANEs                                                     23 172 413                   0

                                                           ----------------------------------------
Number of shares - diluted                              D  233 978 190         210 861 170
---------------------------------------------------------------------------------------------------
EARNINGS PER SHARE BEFORE THE AFTER TAX EFFECT OF      E/C   0.69                 0.43
IMPAIRMENT AND THE AFTER TAX EFFECT OF CAPITAL GAIN
(LOSS) ON THE OBSA/CLN(1) AND OCEANE 2018
TRANSACTIONS AND DEFERRED TAX ASSETS RELATED TO THE
CONVERSION TO IFRS(1)

EARNINGS PER SHARE BEFORE THE AFTER TAX EFFECT OF      F/D   0.68                 0.43
IMPAIRMENT AND THE AFTER TAX EFFECT OF CAPITAL GAIN
(LOSS) ON THE OBSA/CLN(1) AND OCEANE 2018
TRANSACTIONS AND DEFERRED TAX ASSETS RELATED TO THE
CONVERSION TO IFRS(1) - DILUTED
---------------------------------------------------------------------------------------------------

(1) THE OBSA/CLN TRANSACTIONS AND THE DEFERRED TAX ASSETS REFERRED TO IN THE TITLE AFFECTED THE INCOME STATEMENT IN THE 2ND HALF OF 2004 AND ARE THUS NOT TAKEN INTO CONSIDERATION IN THE CALCULATION OF ADJUSTED NET INCOME FOR CALCULATION OF EARNINGS PER SHARE FOR THE FIRST HALF.

11. GOODWILL AND INTANGIBLE ASSETS, NET

The gross value of goodwill and tradenames at January 1, 2004 is deemed to be equal to the net book value of such goodwill and tradenames under French standards at that date.

Changes in goodwill and other intangible assets, gross

--------------------------------------------------------------------------------
                                               GROSS VALUE
                               -------------------------------------------------
      MILLIONS OF EUROS           GOODWILL  TRADENAMES   SOFTWARE    TOTAL
                                            AND CLIENT   AND OTHER
                                          RELATIONSHIPS
--------------------------------------------------------------------------------
JANUARY 1, 2004                       2 711    946        100         3 757
--------------------------------------------------------------------------------
Acquisitions                         99          3         28       130
Changes related to the
recognition of commitments to       (38)         -          -       (38)
purchase minority interests(1)
Disposals                           (22)        (5)       (10)      (37)
Translation and other               (18)       (42)       (19)      (79)
--------------------------------------------------------------------------------
DECEMBER 31, 2004                     2 732    902         99         3 733
--------------------------------------------------------------------------------
Acquisitions                         31          -          7        38
Changes related to the
recognition of commitments to       (17)         -          -       (17)
purchase minority interests(1)
Disposals                           (17)         -         (5)      (22)
Translation and other               175         71         10       256
--------------------------------------------------------------------------------
JUNE 30, 2005                         2 904    973        111         3 988
--------------------------------------------------------------------------------

(1)WHILE AWAITING A SPECIFIC IFRIC INTERPRETATION OR IFRS STANDARD, COMMITMENTS TO PURCHASE MINORITY INTERESTS ARE RECOGNIZED IN FINANCIAL DEBT WITH THE DOUBLE ENTRY BEING BOOKED, FIRSTLY, TO MINORITY INTERESTS AND, FOR ANY REMAINING BALANCE, TO GOODWILL. ALL SUBSEQUENT MOVEMENTS IN MINORITY INTERESTS AND ANY CHANGES IN THE VALUATION OF THE COMMITMENT AFFECT GOODWILL.

At June 30, 2005, the net book value of intangible assets which are not amortized because they are considered to have an indefinite useful life amounted to (euro)394 millions ((euro)368 millions at December 31, 2004).

CHANGES IN GOODWILL IMPAIRMENT AND IN ACCUMULATED AMORTIZATION AND IMPAIRMENT OF OTHER INTANGIBLE ASSETS

----------------------------------------------------------------------
                     ACCUMULATED AMORTIZATION AND IMPAIRMENT
                        ----------------------------------------------
   MILLIONS OF EUROS               TRADENAMES     SOFTWARE
                         GOODWILL   AND CLIENT   AND OTHER    TOTAL
                                   RELATIONSHIPS
----------------------------------------------------------------------
JANUARY 1, 2004               18         62          68        148
----------------------------------------------------------------------
Increases:
- amortization                 -         29          10         39
- impairment                  92        123           -        215
Decreases                      -         (1)         (8)        (9)
Translation and other         (1)       (15)         (7)       (23)
----------------------------------------------------------------------
DECEMBER 31, 2004            109        198          63        370
----------------------------------------------------------------------
Increases:
- amortization                 -         11           8         19
- impairment                   -          -           -          -
Decreases                      -          -          (4)        (4)
Translation and other          8         25           6         39
----------------------------------------------------------------------
JUNE 30, 2005                117        234          73        424
----------------------------------------------------------------------

At June 30, 2005, impairment on intangible assets which are not amortized because they are considered to have an indefinite useful life amounted to
(euro)29 millions ((euro)26 millions at December 31, 2004).

12. PROPERTY AND EQUIPMENT, NET

CHANGES IN GROSS VALUE OF PROPERTY AND EQUIPMENT


--------------------------------------------------------------------
                                            GROSS VALUE
                                ------------------------------------
       MILLIONS OF EUROS         LAND AND    OTHER        TOTAL
                                 BUILDINGS
--------------------------------------------------------------------
JANUARY 1, 2004                     317           1 038       1 355
--------------------------------------------------------------------
Entrants to scope of                  -           4           4
consolidation
Increases                             -          94          94
Decreases                            (4)       (130)       (134)
Translation and other               (12)       (103)       (115)
--------------------------------------------------------------------
DECEMBER 31, 2004                   301         903           1 204
--------------------------------------------------------------------
Entrants to scope of                  -           -           -
consolidation
Increases                             -          31          31
Decreases                             -         (36)        (36)
Translation and other                28           -          28
--------------------------------------------------------------------
JUNE 30, 2005                       329         898           1 227
--------------------------------------------------------------------

CHANGES IN ACCUMULATED DEPRECIATION OF PROPERTY AND EQUIPMENT


---------------------------------------------------------------
                                    ACCUMULATED DEPRECIATION
                                -------------------------------
       MILLIONS OF EUROS         LAND AND     OTHER    TOTAL
                                 BUILDINGS
---------------------------------------------------------------
JANUARY 1, 2004                      12         707      719
---------------------------------------------------------------
Entrants to scope of                  -           2        2
consolidation
Increases                             4         105      109
Decreases                            (1)       (129)    (130)
Translation and other                (8)        (98)    (106)
---------------------------------------------------------------
DECEMBER 31, 2004                     7         587      594
---------------------------------------------------------------
Entrants to scope of                  -           -        -
consolidation
Increases                             3          43       46
Decreases                             -         (33)     (33)
Translation and other                20          (7)      13
---------------------------------------------------------------
JUNE 30, 2005                        30         590      620
---------------------------------------------------------------


13. OTHER FINANCIAL ASSETS


Other financial assets are principally comprised of investments considered to be available-for-sale.

The portion of other financial assets maturing in less than one year is classified in current assets.

---------------------------------------------------------------
          MILLIONS OF EUROS             JUNE 30,    DECEMBER
                                          2005      31, 2004
---------------------------------------------------------------
Available-for-sale financial assets
o     IPG shares                            53          52
o     Other                                 18          13
Loans and advances to equity                23          27
accounted and non-consolidated
companies
Other                                       71          70
GROSS VALUE                                165         162
Provisions                                 (19)        (19)
NET VALUE                                  146         143
---------------------------------------------------------------


14. CASH AND CASH EQUIVALENTS


This account caption is comprised of:

--------------------------------------------------------------
          MILLIONS OF EUROS             JUNE 30,   DECEMBER
                                          2005      31, 2004
--------------------------------------------------------------
Cash and bank balances                    658            1 128
Marketable securities                     436           58
--------------------------------------------------------------
TOTAL CASH AND CASH EQUIVALENTS             1 094        1 186
--------------------------------------------------------------

15. SHAREHOLDERS' EQUITY


The statement of changes of shareholders' equity is shown on page 5.

SHARE CAPITAL OF THE PARENT COMPANY

As a result of the exercise of options during the first half of 2005, Publicis Groupe SA's share capital increased from 78 188 424 euros to 78 192 376 euros. It is comprised of 195 480 941 shares with a par value of 0.40 euro each.

The breakdown of the share capital and voting rights of Publicis Groupe S.A. at June 30, 2005 is as follows:

                                  SHARES         %       VOTING        %
                                  HELD                   RIGHTS
-----------------------------------------------------------------------------
A/  Shareholders holding more
    than 5% of share capital(1):
    Elisabeth Badinter
    (nominative)                   20 072 339   10.27    40 144 678    17.22

    Dentsu Inc                    17 580 152    8.99    34 971 027    15.00

    SEP Dentsu-Badinter           11 110 724    5.68    11 110 725     4.77

-----------------------------------------------------------------------------
B/  Treasury stock                13 090 009    6.70         -          -

-----------------------------------------------------------------------------
C/  Public (nominative and       133 627 717   68.36   146 903 630    63.01
    bearer)
-----------------------------------------------------------------------------

    TOTAL                        195 480 941  100.00   233 130 060   100.00

-----------------------------------------------------------------------------

   (1) TO THE COMPANY'S KNOWLEDGE, NO OTHER SHAREHOLDERS HOLD MORE THAN 5% OF ITS SHARE CAPITAL OR ITS VOTING RIGHTS EITHER DIRECTLY, INDIRECTLY, OR ACTING TOGETHER.


EARLY REDEMPTION OF 2018 OCEANES

In February 2005, Publicis redeemed 62.36% of the 2018 Oceanes before their maturity date. As the (euro)464 millions paid to redeem the bonds was allocated between a debt portion and an equity portion, in accordance with the same principle as applied to the original debt, shareholders' equity decreased by
(euro)9 millions.

DEDUCTION OF TREASURY STOCK EXISTING AT JUNE 30, 2005

Treasury stock held at the end of the period, including treasury stock held in the context of the liquidity contract, is deducted from shareholders' equity.

The following movements took place on the treasury stock portfolio in the first half of 2005:


----------------------------------------------------------------------
                                              NUMBER OF      GROSS
 (MILLIONS OF EUROS EXCEPT SHARES)            SHARES         VALUE
----------------------------------------------------------------------
TREASURY STOCK HELD AT DECEMBER 31, 2004(1)   13 382 843       332

Options exercised                                 (4 303)       -

Other movements in 2005                         (288 531)       (8)

TREASURY STOCK HELD AT JUNE 30,               13 090 009       324
2005
----------------------------------------------------------------------

     (1) INCLUDING SHARES HELD UNDER THE LIQUIDITY CONTRACT

BUYBACK OF EQUITY WARRANTS (BSA)

During the first half of 2005, Publicis bought 173 411 of its own equity warrants for an amount of (euro)1 million. This amount has been deducted from consolidated shareholders' equity.

16. PROVISIONS, LONG-TERM AND SHORT-TERM


-------------------------------------------------------------------------------
    MILLIONS         RE-     VACANT   SUB-   PENSIONS   LITIGATION   OTHER TOTAL
    OF EUROS     STRUCTURING PROPERTY TOTAL  AND OTHER  AND CLAIMS
                                               POST-
                                              EMPLOY-
                                               MENT
                                             BENEFITS
--------------------------------------------------------------------------------
JANUARY 1, 2004      102      232     334       272         54         149   809
-------------------------------------------------------------------------------
Entrants to           -        -       -         -          -           -     -
scope of
consolidation
Increases            12        9        21       38          4         22    85
Releases on use     (55)     (47)     (102)     (58)        (4)       (35) (199)
Other releases        -        -        -        -          -         -     -
Translation and      (3)     (18)      (21)     (10)        (8)      (13)  (52)
other
-------------------------------------------------------------------------------
DECEMBER 31, 2004    56      176       232      242         46       123    643
-------------------------------------------------------------------------------
Entrants to           -      -         -         -          -         -      -
scope of
consolidation
Increases             1        1        2       20           6              28
Releases on use     (14)     (11)     (25)     (19)         (1)             (8)
Other releases        -        -        -        -           -        -      -
Translation and      23       21       44        9           2       13      68
other
                                                                      -      -
JUNE 30, 2005        66       187     253      252          47      134     686
-------------------------------------------------------------------------------
OF WHICH             38       167     205      225          47      119     596
LONG-TERM
-------------------------------------------------------------------------------
OF WHICH             28       20       48       27           -       15     90
SHORT-TERM
-------------------------------------------------------------------------------


17.   FINANCIAL DEBT

----------------------------------------------------------------------------
                 MILLIONS OF EUROS                   JUNE 30,    DECEMBER
                                                        2005     31, 2004
----------------------------------------------------------------------------
BONDS (EXCLUDING ACCRUED INTEREST) ISSUED BY
PUBLICIS GROUPE S.A.:

Eurobond 4.125% - January 2012(1) (Effective rate        750           -
4.30%)

OCEANEs 2.75% - January 2018 (Effective rate 7.37%)      270         692

OCEANEs 0.75% - July 2008 (Effective rate 6.61%)         563         547

ORANEs 0.82% variable - September 2022 (Effective         38          40
rate 8.50%)

Bond convertible into IPG shares - 2% -  January           7           7
2007

OTHER DEBT:

Accrued interest                                          20          12

Other borrowings and lines of credit                      19          29

Bank overdrafts                                          111         172

Debt related to capital leases                           151         139

Debt related to acquisition of shareholdings              83          90

Debt arising from commitments to purchase minority        70          79
interests
----------------------------------------------------------------------------
TOTAL                                                      2 082       1 807
----------------------------------------------------------------------------

LONG-TERM FINANCIAL DEBT                                   1 893       1 534
----------------------------------------------------------------------------

SHORT-TERM FINANCIAL DEBT                                189         273
----------------------------------------------------------------------------

(1) THE DEBT REPRESENTED BY THIS BOND HAS BEEN SWAPPED (SEE HEREAFTER). THE AMOUNT OF THE REVALUATION OF THE BOND INCLUDED IN THIS ACCOUNT CAPTION AT JUNE 30, 2005 IS (EURO)8 MILLIONS.

PARTIAL  REDEMPTION  OF 2018 OCEANES - ISSUE OF A STANDARD BOND FOR AN AMOUNT OF
(EURO)750 MILLIONS MATURING IN 2012

In February 2005, Publicis redeemed 62.36% of the 2018 Oceane, before their maturity date, for an amount of (euro)464 millions. This transaction was financed by the issuance, on January 28, 2005, of a standard bond with a fixed rate of 4.125% in an amount of (euro)750 millions. The bond's duration is 7 years and it is redeemable on maturity on January 31, 2012.

The early redemption of the 2018 Oceanes led to the recognition of a capital loss of (euro)22 millions in the income statement related to the debt component of the redeemed bonds. The purchase price allocated to the conversion option was deducted from shareholders' equity (see Note 15).

SWAP OF EURO DEBT FOR US DOLLAR DEBT

In order to put in place dollar financing to hedge its net dollar-denominated assets, and thus to significantly reduce sensitivity of Group shareholders' equity to future exchange rate fluctuations between the euro and the US dollar, the group swapped its (euro)750 millions fixed rate Eurobond (nominal rate 4.125%) to an amount of USD977 millions comprised of:

        - USD 477 millions of variable rate dollar debt (Libor$ 3 months +0.95% margin)
        - USD 500 millions of fixed rate dollar debt (5.032%)

Under IAS 39, the swap of euro fixed rate debt for fixed rate dollar debt has been designated as a hedge of a net investment. Changes in the fair value of the derivative (both the interest component and the foreign currency component) are thus recognized directly through equity.

The swap of euro fixed rate debt for variable rate dollar debt has been broken down into, firstly, a hedge of the fair value of the Eurobond debt for the interest component and, secondly, a foreign currency hedge of dollar denominated assets. In this context, the portion of the Eurobond debt swapped into dollar variable rate has been revalued at the balance sheet date.

The fair value of the swap is shown in an account caption outside financial debt (Other receivables and other current assets or in other creditors and other current liabilities). It is however included in debt for the calculation of net financial debt.

BREAKDOWN BY MATURITY

------------------------------------------------------------------------------
               MILLIONS OF EUROS                      JUNE 30,     DECEMBER 31,
                                                       2005           2004
------------------------------------------------------------------------------
Repayable in less than one year                         189            273
Repayable between one and five years                    676            647
Repayable after five years                                1 217        887
------------------------------------------------------------------------------
TOTAL                                                     2 082          1 807
------------------------------------------------------------------------------

BREAKDOWN BY CURRENCY

------------------------------------------------------------------------------
               MILLIONS OF EUROS                      JUNE 30,     DECEMBER 31,
                                                       2005           2004
------------------------------------------------------------------------------
Euros                                                   977              1 418
US dollars                                              995            216
Other currencies                                        110            173
------------------------------------------------------------------------------
TOTAL                                                     2 082          1 807
------------------------------------------------------------------------------

In view of the swap, the bond issued in January 2005 has been presented in dollar denominated debt above.

BREAKDOWN BY INTEREST RATE CATEGORY

Financial debt is comprised of fixed rate borrowings (73% of gross debt at June 30, 2005, excluding debt related to acquisition of shareholdings and debt arising from commitments to purchase minority interests) on which the average interest rate for the first half of 2005 was 6.7%. Variable rate debt (which represented 27% of debt at June 30, 2005) bore an average interest rate of 3.8% for the first half of 2005.


NET FINANCIAL DEBT

Net financial debt, which includes the fair value of derivatives related to net debt, amounts, after deduction of cash and cash equivalents, to:

-------------------------------------------------------------------------------
                MILLIONS OF EUROS                    JUNE 30,    DECEMBER 31,
                                                       2005          2004
-------------------------------------------------------------------------------
Financial debt (long and short term)                        2 082         1 807
Fair value of the derivative on the 2012 Eurobond          40             -
(interest rate and currency components)(1)
Fair value of derivatives on intercompany                 (14)           39
loans/borrowings(1)
Cash and cash equivalents                                  (1 094)       (1 186)
-------------------------------------------------------------------------------
NET FINANCIAL DEBT                                          1 014       660
-------------------------------------------------------------------------------

(1) THE FAIR VALUE OF DERIVATIVES IS CLASSIFIED, DEPENDING ON WHETHER IT IS IN AN ASSET OR A LIABILITY POSITION, IN "OTHER RECEIVABLES AND OTHER CURRENT ASSETS" OR "OTHER CREDITORS AND OTHER CURRENT LIABILITIES".


18. OFF-BALANCE SHEET COMMITMENTS


The commitment amounts shown in this note are gross amounts that have not been discounted to present value.

CONTRACTUAL COMMITMENTS

     ---------------------------------------------------------------------------
                                    TOTAL                 MATURITY
                                              ----------------------------------
           MILLIONS OF EUROS                  LESS THAN    ONE TO    MORE THAN
                                              ONE YEAR   FIVE YEARS  FIVE YEARS
     ---------------------------------------------------------------------------
     COMMITMENTS GIVEN
     Operating lease commitments      1 370       233        787         350

     Commitments to sell investment   8             8          -           -
     securities

     Guarantees                     178           112         40          26
     ---------------------------------------------------------------------------
     TOTAL                            1 556       353        827         376
     ---------------------------------------------------------------------------

GUARANTEES

Guarantees include the following:

- A guarantee given to several banks in an amount of (euro)60 millions, as owner of a 45% shareholding in a company called iSe (International Sports & Entertainment AG). The bank financing, which amounts to (euro)120 millions in total at June 30, 2005, enabled the company to finance the acquisition of a license from FIFA. In addition, a guarantee of (euro)10 millions has been given in favor of several banks in respect of the financing of the business' working capital;

- guarantees given to various banks in an amount of (euro)32 millions in respect of future media space buying transactions on behalf of the Group's clients;

- guarantees of payment of property taxes and charges relating to the Leo Burnett building in Chicago, for a total amount of (euro)76 millions over the period up to 2012.

CREDIT LINES

Unused credit lines at June 30, 2005 amounted to (euro) 1 673 millions. They include lines of (euro)1 035 millions available until December 2009 and lines of
(euro)638 millions whose maturity date is less than one year hence.

COMMITMENTS RELATED TO BORROWINGS

Commitments related to the bonds and ORANEs issued by Publicis Groupe SA are unchanged since December 31, 2004, subject to the following:

- Reduction in the number shares to be issued if a conversion request were to be made in respect of the 2018 Oceane, following the partial early redemption of this bond at the start of 2005. At June 30, 2005, the number of shares to be issued if a conversion request were to be made in respect of all such bonds would be 6 633 921 (as against 17 624 521 shares at December 31, 2004).

- Reduction in the number of equity warrants (BSA) following the partial buyback of such warrants in the first half of 2005. At June 30, 2005, a total of 27 951 589 equity warrants, conferring a right to subscribe for 27 951 589 Publicis shares (as against 28 125 000 shares at December 31, 2004) remain outstanding.


COMMITMENTS TO PURCHASE MINORITY INTERESTS

Commitments to purchase minority interests, valued at June 30, 2005 on the basis of contractual clauses and the most recent available data, are recognized in balance sheet financial debt for an amount of (euro)70 millions ((euro)79 millions at December 31, 2004).


19. FINANCIAL INSTRUMENTS

The table below sets out a comparison, by category of assets and liabilities, of the book values and the fair values of all the Group's financial instruments at June 30, 2005.

Financial assets belonging to the "held-for-trading" and "available-for-sale" categories are already valued at fair value in the financial statements.

Financial debts are valued at amortized cost in the financial statements, in accordance with the effective interest rate method.


    -------------------------------------------------------------------
     MILLIONS OF EUROS                     BOOK VALUE     FAIR VALUE
     -------------------------------------------------------------------

     FINANCIAL ASSETS

     -------------------------------------------------------------------
     Cash and cash equivalents                   1 094         1 094
     -------------------------------------------------------------------
     Available-for-sale assets (IPG and         66            66
     others)
     -------------------------------------------------------------------
     Other financial assets                     80            80
     -------------------------------------------------------------------
     Derivatives in asset position              26            26
     -------------------------------------------------------------------

    ---------------------------------------------------------------
     MILLIONS OF EUROS                 BOOK VALUE     FAIR VALUE
     --------------------------------------------------------------

     FINANCIAL LIABILITIES

     --------------------------------------------------------------
     Bonds with conversion options
     (OCEANEs) - debt component           833            903
     --------------------------------------------------------------
     ORANEs - debt component               38             53
     --------------------------------------------------------------
     Eurobond                             750            781(1)
     --------------------------------------------------------------
     Debt related to capital leases       151            174
     --------------------------------------------------------------
     Other debt                           310            310
     --------------------------------------------------------------
     Derivatives in liability              52             52
     position
     --------------------------------------------------------------

(1) THE FAIR VALUE INDICATED CORRESPONDS TO THAT OF THE EUROBOND ITSELF, WITHOUT THE RELATED SWAP, I.E., IT CORRESPONDS SOLELY TO THE FIXED RATE EURO DEBT.


The fair value of bonds (debt component for bonds with conversion options and ORANEs) has been calculated by discounting the expected future cash flows at market interest rates.


20. SEGMENT INFORMATION


The Group performed an analysis of the entities presented in its internal reporting in order to determine whether such entities constituted business segments to be disclosed separately. It appears, after regrouping services under a number of criteria (nature of products or services, production processes, type or category of clients, methods of distribution and supply of services, nature of regulatory environment), that the different activities identified do not present any significant divergences in terms of either profitability or risk.

In view of this  analysis,  and after taking account of practices in the sector,
the   Group   considers   that  it   operates   in  a  single   segment,   being
"Communications".

Segment information is thus only presented from a geographical standpoint.

INFORMATION BY GEOGRAPHIC REGION

--------------------------------------------------------------------------------
            MILLIONS OF EUROS              EUROPE   NORTH     REST OF    TOTAL
                                                   AMERICA   THE WORLD
--------------------------------------------------------------------------------
JUNE 2005

REVENUES                                    786       829        317      1 932

OPERATING INCOME BEFORE AMORTIZATION OF
INTANGIBLES ON ACQUISITION AND IMPAIRMENT    96       153         39    288
OTHER DISCLOSURES:

Goodwill and intangible assets, net           1 030     2 012    522      3 564

Property and equipment, net                 326       224         57    607

Other non-current assets (excluding
investments accounted for by the equity     199       340         90    629
method)

Current assets (liabilities) (1)           (116)     (807)      (128)    (1 051)

Deferred tax liabilities                    164       109         17    290

Long-term provisions                        225       309         62    596
--------------------------------------------------------------------------------
JUNE 2004
REVENUES                                    751       807        289      1 847
OPERATING INCOME BEFORE AMORTIZATION OF
INTANGIBLES ON ACQUISITION AND IMPAIRMENT    83       145         30    258
--------------------------------------------------------------------------------
DECEMBER  2004

REVENUES                                      1 584     1 633    615      3 832

OPERATING INCOME BEFORE AMORTIZATION OF
INTANGIBLES ON ACQUISITION AND IMPAIRMENT   220       288         72    580

OTHER DISCLOSURES:

Goodwill and intangible assets, net           1 068     1 803    492      3 363

Property and equipment, net                 353       206         51    610

Other non-current assets (excluding
investments accounted for by the equity     229       291         66    586
method)

Current assets (liabilities) (1)           (137)       (1 042)  (180)    (1 359)

Deferred tax liabilities                    164       116         16    296

Long-term provisions                        215       265         57    537
--------------------------------------------------------------------------------

(1)  CURRENT ASSETS (LIABILITIES) INCLUDES THE FOLLOWING BALANCE SHEET CAPTIONS:
     - INVENTORY AND COSTS BILLABLE TO CLIENTS
     - ACCOUNTS RECEIVABLE
     - OTHER RECEIVABLES AND OTHER CURRENT ASSETS
     - ACCOUNTS PAYABLE
     - INCOME TAXES PAYABLE
     - SHORT TERM PROVISIONS
     - OTHER CREDITORS AND OTHER CURRENT LIABILITIES

21. PUBLICIS GROUPE S.A. STOCK OPTIONS

Options remaining to be exercised at June 30, 2005 are as follows:

-------------------------------------------------------------------------------
                                          Original    Plans which     TOTAL
                                          Publicis     originated
                                            plans      in Nelson
-------------------------------------------------------------------------------
Options remaining to be exercised at 11 752 193 107 868 11 860 061 December 31, 2004

Options granted in the first half of     935 192          -         935 192
2005(1)

Options exercised in the first half of    (9 880)        (4 303)    (14 183)
2005

Options lapsed in the first half of     (676 800)         -        (676 800)
2005
-------------------------------------------------------------------------------
OPTIONS REMAINING TO BE EXERCISED AT      12 000 705    103 565      12 104 270
JUNE 30, 2005
-------------------------------------------------------------------------------

(1) A NEW TRANCHE (20TH TRANCHE) OF OPTIONS WAS GRANTED ON MAY 24, 2005, WHICH INCLUDES 935 192 OPTIONS WITH AN EXERCISE PRICE OF 24.76 EUROS.


The impact of Publicis stock options on the income statement for the first half of 2005 was (euro)10 millions.


22.   SUBSEQUENT EVENTS

No material event of a nature to be disclosed has occurred since the balance sheet date.

BUSINESS HIGHLIGHTS
FOR THE FIRST HALF ENDED JUNE 30, 2005


Trends observed in 2004 gathered pace in the first half of this year with growth remaining firm in North America, the Asia-Pacific area, Latin America and the Middle East, in contrast with patchier performances in Europe, where overall growth was moderate. Markets were on an upward track in the UK and Spain, but trailed in most continental countries, in particular France, Germany, the Netherlands and Scandinavia. New business also remained brisk, especially in media buying and consultancy, an area where, once again, several large accounts for US and world markets were put out for review in the first quarter. This included the largest single media buying review ever, from General Motors in the US.

Against this backdrop, Publicis Groupe turned in an excellent first-half performance, with organic growth rising from 4% in the first quarter to 8% in the second, to set organic growth for the first six months of the year at 6.1%. This vigorous rise reflects major new accounts booked at the end of 2004 and in early 2005, notably by media and healthcare communications agencies. New business remained at exceptional levels, with Publicis Groupe setting a new record of $6.1 billion ((euro)4.8 billion) at June 30, the best performance on the market. Publicis Groupe was also placed first worldwide for net new business in both the Lehman Brothers New Business Scorecard and Bear Stearns rankings for the first six months of 2005. Noteworthy new accounts won in the period include General Motors (media buying) in the US, Rogers Communications in Canada and Telefonica/MoviStar in Spain and Latin America.

At the Cannes  International  Advertising  Festival,  held as always  during the
first  half,   Publicis  Groupe  came  in  second  once  again  with  66  Lions, consolidating its reputation for creative flair. While all main Group networks won awards, the top scorer was Saatchi & Saatchi with 22 Lions.

Turning to business strategy, the first half saw the creation in April of Publicis Public Relations and Corporate Communications Group (PRCC), a common management body for our public relations entities, which include in particular Manning Selvage & Lee and Publicis Consultants. PRCC's main purpose is to offer clients the best possible resources in this area, making the most of synergies between entities that had previously operated separately. PRCC should be joined by Freud Communications, a major PR agency in the UK in which Publicis is to acquire a 50.1% interest in a transaction to be closed over the summer. The Group has also launched Marcel, a new agency concept within the Publicis network, to expand its offering and better meet the needs of certain clients. Finally, the Group has signed an agreement to sell JCDecaux its 50% interests in JCDecaux Nederland and Sopact, and 33% of Metrobus, in which Publicis Groupe is majority shareholder. This will be done in coming months.

Another major focus in the first six months of 2005 was a continued drive to simplify and refinance the balance sheet. This involved, firstly, an offer for the early redemption of OCEANE convertible bonds maturing in 2018, which led to the redemption of 62% of the nominal amount of the issue and thus eliminated potential for future dilution associated with the possible issue of eleven million shares. Secondly, we made our first-ever straight bond issue for an amount of (euro)750 millions maturing in seven years. This proved an outstanding success and was oversubscribed three times. The proceeds were used to finance the early redemption of a large part of the OCEANE 2018 convertible issue. The Group has also confirmed its intent to acquire an official investment-grade rating by the end of 2005.

KEY FIGURES FOR THE FIRST HALF


--------------------------------------------------------------------------------
                                             H1 2005      H1 2004      % Change
--------------------------------------------------------------------------------

Revenues                                    1,932        1,847           +4.6%

Operating income before depreciation and          342          317       +7.9%
amortization

As a percentage of revenues                     17.7%        17.2%

Operating income before amortization of           288          258      +11.6%
intangibles on acquisition and impairment

As a percentage of revenues (operating          14.9%        14%
margin)

Net financial costs                               (45)         (82)

Group net income                                  130           87       +49%
--------------------------------------------------------------------------------


COMMENTS ON CONSOLIDATED ACCOUNTS

STATEMENT OF INCOME

REVENUES


Consolidated revenues of Publicis Groupe in the six months to June 30, 2005 came to (euro)1,932 millions, showing a rise of 4.6% from (euro)1,847 millions in the same period of 2004. The prime driver was organic growth, with limited changes in the scope of consolidation and exchange rates. These remained slightly unfavorable, in particular for the US dollar, which lost a further 4.5% on average against the euro over the period. However the overall impact of exchange rates remained very moderate at (euro)36 millions, particularly when compared with 2004.

Organic growth reached 6.1% overall, including 4% in the first quarter and 8% in the second. Of the 6.1%, trends were 3.8% in Europe, 6.1% in North America, 10.5% in the Asia-Pacific area, 9.1% in Latin America and 16.8% in the rest of the world (i.e., Africa and the Middle East).


OPERATING MARGIN


Group operating income (before amortization of acquisition-related intangibles and impairment of goodwill) stood at (euro)288 millions compared with (euro)258 millions in the same period of 2004, a rise of 11.6%. Operating margin (operating income before amortization of acquisition-related intangibles/revenues) thus rose 90 basis points from 14% to 14.9%, reflecting the healthy conversion of additional revenues into income, improved profitability in business areas including healthcare communications, and progress in optimizing operations and organization. All geographic areas contributed, with Europe up 30 basis points, North America up 40 basis points and the rest of the world up 190 basis points.

Closer analysis shows that payroll expense amounted to (euro)1,178 millions or 61% of revenues in the year to June 30. While the figure is normally higher in the first half of the year, this nonetheless shows a slight rise from 60.3% in the same period of 2004, due primarily to hiring required to meet growth in operations and service new accounts. In contrast the ratio of other operating expense to revenues, down from (euro)417 millions in first-half 2004 to (euro)412 millions in 2005, declined 130 basis points from 22.6% to 21.3%. This was in large part attributable to past streamlining. Total operating expense as a percentage of revenues was down 50 basis points on a year and operating income before depreciation and amortization rose 8% to (euro)342 millions.

Depreciation and amortization for the period amounted to (euro)54 millions, down slightly from last year.

After amortization of acquisition-related intangibles, the statement of income shows (euro)26 millions in non-current expense, with a full (euro)22 millions representing losses due to the early redemption of 62% of the OCEANE 2018 bond issue. Operating income totaled (euro)251 millions for the first half of 2005 compared with (euro)243 millions for the same period of 2004, a rise of 3.3%.


OTHER INCOME STATEMENT ITEMS


Financial results consisting of cost of financial debt and other financial expense totaled (45) million compared with (82) millions in the first half of 2004. This marked decline results primarily from the redemption of bonds with attached equity warrants in autumn 2004 and the partial redemption of the 2018 OCEANE issue in February 2005.

The tax rate was 33%, down a steep 300 basis points from 2004. This reflects continued efforts to optimize tax positions and simplify the legal structure of the group begun in the wake of the Bcom3 acquisition.

After a sharp rise in the contribution of companies consolidated on an equity basis and deduction of minority interests, little changed at (13) millions, consolidated net income came to (euro)130 millions, showing a rise of 49% from
(euro)87 million in the first half of 2004.

Basic net earnings per share totaled (euro)0.62 vs. (euro)0.69 before impairment and capital loss on OCEANE 2018 transaction and diluted EPS (euro)0.61 compared with (euro)0.68 before impairment and capital loss on OCEANE 2018 transaction.

BALANCE SHEET AND FINANCING

BALANCE SHEET


Consolidated   shareholders'  equity  excluding  minority  interests  rose  from
(euro)1,732 millions at December 31, 2004 to (euro)1,894 millions at June 30, 2005. Minority interests were practically unchanged at (euro)27 millions compared with (euro)31 millions at the end of 2004.

Net  financial  debt was up from  (euro)660  millions  at  December  31, 2004 to
(euro)1,014 millions at June 30, 2005, a steep rise principally due to seasonally high working capital requirement. The ratio of net debt to shareholders' equity thus rose from 37% at December 31, 2004 to 53% at June 30, 2005. However net debt was still significantly lower than at June 30, 2004, when it stood at (euro)1,227 millions, while average net debt stood at (euro)1,070 millions over the six months, or (euro)329 millions lower than in the first six months of 2004 when it was (euro)1,399 millions. As already noted, approximately 62% of the nominal amount of the 2018 OCEANE convertible issue was redeemed during the period to June 30, and a straight bond issue amounting to (euro)750 millions was made to partly finance the cost. The full amount of the new issue was swapped into US dollars to hedge the group net dollar denominated assets.

There was no significant change in other balance sheet items over the period excepting working capital, which deteriorated as is usual in the first six months of the year.

CASH


Net cash from operating activities amounted to (euro)211 millions in the first half of 2005 compared with (euro)195 millions in the same period of 2004, before the change in working capital requirement. Working capital requirement rose by
(euro)481 millions, which is usual at this time of year but which compares unfavorably with the level seen at the end of December 2004--a record low for Publicis Groupe. It should be noted that average working capital requirement improved by (euro)187 millions in comparison with H1 2004. Also worth noting are outlays on restructuring, which came to (euro)18 millions compared with (euro)50 millions in the first half of 2004. Finally, net capital expenditure was limited to (euro)33 millions compared with (euro)78 millions in the first half of 2004, and acquisitions to (euro)35 millions. The latter consisted solely of earn-out payments and buy-outs of minority interests.

FULL-YEAR OUTLOOK


Full-year prospects for 2005 are satisfactory for advertising markets as a whole, even if Europe may lag other parts of the world for another year.

Publicis Groupe had an excellent first half, winning a large number of new accounts that should start contributing to growth in the second half of 2005 and in 2006. Visibility has improved, and we are convinced we can do better than the market and thus remain on an upward track. Our organic growth should be in a range of 5 to 6% in 2005 with operating margin even better than the 15.1% recorded in 2004 (under IFRS). Finally, the Group is poised to pursue its policy of reducing average net debt and generating cash. Moves to obtain an investment-grade rating are under way and should be completed by the end of the year. Outside acquisitions will remain very selective and should include several transactions in the second half.

STATUTORY AUDITOR'S REPORT ON INTERIM FINANCIAL INFORMATION 2005


In our capacity as statutory auditors of Publicis Groupe S.A, and in accordance with Article L.232-7 of French Company Law (Code de Commerce), we have performed the following procedures:

- a review of the accompanying summary of operations and income statement as they appear in the consolidated interim financial statements for the six-month period ended June 30, 2005.

-  an examination of the information provided in the Company's interim report.


These interim consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to issue a report on these financial statements based on our review.

These interim consolidated financial statements have been prepared in the process of application of IFRS as adopted in the European Union for 2005 consolidated financial statements, using IFRS accounting and measurement methods expected to be effective in the European Union and applied adopted by the company for 2005 consolidated financial statements, as described in note 1 to the financial statements which indicates that the accounting policies are identical to those described in the document related to the conversion to IFRS and disclosures of interim financial statements defined by Reglement General of AMF. They include, for comparison purpose, information related to 2004 fiscal year and 2004 first half restated using the same rules.

We conducted our review in accordance with French professional standards. These standards require that we plan and perform the review to obtain moderate assurance, lesser than that which would result from an audit, as to whether the consolidated interim financial statements are free from material misstatement. The review excluded certain audit procedures and was limited to performing analytical procedures and to obtaining information from Company management and other appropriate sources.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements do not present fairly, in all material respects, the financial position of the Group and the results of its operations for the period then ended in conformity with IFRS accounting and measurement methods expected to be effective in the European Union and applied by the company for 2005 consolidated financial statements, as described in note 1 to the financial statements and disclosures of interim financial statements defined by Reglement General of AMF.

Without qualifying our conclusion, we draw your attention to Note 1 that

- presents the options used for disclosure of consolidated financial statements, that do no include all the information required in the notes by IFRS as adopted in the European Union and that would allow to give a true and fair view of the financial position of the group and the result of its operations according to that framework,


- explains the reasons why the accompanying half-year consolidated financial statements may require adjustment before their inclusion as comparative information in the consolidated financial statements as at December 31, 2005 and in the half-year consolidated financial statements as at June 30, 2006.

We have also examined, in accordance with French professional standards, the information contained in the interim report on the consolidated interim financial statements that were the subject of our review.



We have nothing to report with respect to the fairness of such information and its consistency with the consolidated interim financial statements.



Paris, September 6, 2005


                               Statutory Auditors


           Mazars & Guerard                             Ernst & Young Audit



Philippe Castagnac                Isabelle Massa            Bruno Perrin












-------------------------------------------------------------------------------
The English language version of this document is a free translation from the original, which was prepared in French. All possible care has been taken to ensure that the translation is an accurate representation of the original. However, in all matters of interpretation, views or opinion expressed therein, the original language version of the document in French takes precedence over the translation.
-------------------------------------------------------------------------------